Exhibit 99.1

News release

Cenovus announces fourth-quarter and full-year 2023 results

Calgary, Alberta ([February 15, 2024]) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continued to deliver strong operational performance across the portfolio in the fourth quarter of 2023. The company's upstream assets performed exceptionally well, achieving the second-highest quarterly production rates in Cenovus’s history. In its downstream business, the company continued to build operating momentum at its wholly-owned refineries. Upstream and downstream results were negatively impacted by a rapid decline in commodity prices and refinery crack spreads in the quarter. This was compounded by the cost of processing crude oil in the downstream that was purchased in prior periods at higher prices.

“As expected, upstream operating performance was excellent through the final months of the year. This period also marked the second full quarter that our full suite of operated refining assets were available to us and I am very pleased with our progress,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “With the work done in 2023, we are well positioned to continue capturing more margin across our businesses.”

Fourth-quarter and year-end highlights

•Achieved a strong upstream exit rate in 2023, with fourth quarter average production of 809,000 barrels of oil equivalent per day (BOE/d)1.
•Returned a total of $731 million to shareholders in the fourth quarter, including the payment of the remaining warrant purchase liability. In 2023, returned $2.8 billion to shareholders, including $1.1 billion through share buybacks, $1.0 billion through common and preferred share dividends and $711 million on the purchase and cancellation of common share warrants.
•Reduced net debt by $916 million in the fourth quarter, to $5.1 billion. Long-term debt, including the current portion, was $7.1 billion at the end of the fourth quarter, a reduction of $1.6 billion compared with year-end 2022, and reflects the continued strengthening of our capital structure with the repurchase of US$1 billion of long-term debt in 2023.

Financial, production & throughput summary
For the period ended December 31	2023 Q4	2023 Q3	2022 Q4	2023 FY	2022 FY
Financial ($ millions, except per share amounts)
Cash from (used in) operating activities	2,946	2,738	2,970	7,388	11,403
Adjusted funds flow[2]	2,062	3,447	2,346	8,803	10,978
Per share (diluted)[2]	1.09	1.81	1.19	4.57	5.47
Capital investment	1,170	1,025	1,274	4,298	3,708
Free funds flow[2]	892	2,422	1,072	4,505	7,270
Excess free funds flow[2]	471	1,989	786
Net earnings (loss)	743	1,864	784	4,109	6,450
Per share (diluted)	0.39	0.97	0.39	2.12	3.20
Long-term debt, including current portion	7,108	7,224	8,691	7,108	8,691
Net debt	5,060	5,976	4,282	5,060	4,282
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	662,600	652,400	664,900	640,000	641,900
Conventional natural gas (MMcf/d)	876.3	867.4	852.0	832.6	866.1
Total upstream production (BOE/d)[1]	808,600	797,000	806,900	778,700	786,200
Total downstream throughput (bbls/d)	579,100	664,300	473,300	560,400	493,700
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.
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Fourth-quarter results

Operating results1

Cenovus’s total revenues were approximately $13.1 billion in the fourth quarter of 2023, down from $14.6 billion in the third quarter. Upstream revenues were about $6.9 billion, a decrease from $7.6 billion in the previous quarter, while downstream revenues were approximately $8.4 billion, compared with $9.7 billion in the third quarter of 2023. Total operating margin3 was about $2.2 billion, compared with $4.4 billion in the third quarter. Upstream operating margin4 was approximately $2.5 billion, a decrease from $3.4 billion in the previous quarter, primarily driven by a wider light-heavy differential and lower Brent and West Texas Intermediate (WTI) crude oil prices. Cenovus had a downstream operating margin4 shortfall of $304 million, compared with an operating margin of $922 million in the third quarter. Operating margin in U.S. Refining was impacted by approximately $430 million comprising first-in, first-out (FIFO) losses and a non-cash write-down of refined product and crude oil inventory.

Total upstream production was 808,600 BOE/d in the fourth quarter, an increase of approximately 12,000 barrels per day (bbls/d) from the third quarter, as the company progressed the start-up of new oil sands well pads and the Terra Nova field returned to production in November. Foster Creek volumes increased to 198,800 bbls/d, from 189,300 bbls/d in the third quarter and Christina Lake production was 239,600 bbls/d, in line with the third quarter. Sunrise produced 50,100 bbls/d and continued to show strong results from its redevelopment program. At the Lloydminster thermal projects, production of 106,600 bbls/d was in line with the prior quarter. Overall, Oil Sands operating costs per barrel were $10.96, a reduction of 13% from the third quarter of 2023, reflecting higher sales volumes and lower natural gas prices.

Production in the Conventional segment was 123,800 BOE/d in the fourth quarter, a decrease from 127,200 BOE/d in the third quarter. Cenovus experienced higher production rates from certain wells in the third quarter following shut-ins that occurred in the second quarter of 2023 due to the Alberta wildfires.

In the Offshore segment, production was 70,200 BOE/d compared with 66,400 BOE/d in the third quarter. In Asia Pacific, sales volumes increased in the fourth quarter, reflecting production from the MAC field in Indonesia that began in the third quarter of 2023. In the Atlantic region, production was 9,700 bbls/d compared with 8,900 bbls/d in the prior quarter as the non-operated Terra Nova floating production, storage and offloading (FPSO) vessel resumed production offshore Newfoundland and Labrador.

Crude throughput in the Canadian Refining segment was 100,300 bbls/d in the fourth quarter, compared with crude throughput of 108,400 bbls/d in the third quarter. Throughput was reduced primarily due to an unplanned outage at the Lloydminster Upgrader in October, which returned to full rates in November.

In U.S. Refining, crude throughput was 478,800 bbls/d in the fourth quarter, compared with crude throughput of 555,900 bbls/d in the third quarter. Throughput was reduced primarily due to planned turnaround activity at the non-operated Borger Refinery and an unplanned outage delaying the start-up of the refinery post-turnaround. The Lima Refinery also underwent planned maintenance in the fourth quarter and a temporary unplanned outage. In response to the exceptionally weak refined products pricing environment in December, the company took the opportunity to economically optimize throughput across its refining network.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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Financial results

Fourth-quarter cash from operating activities, which includes changes in non-cash working capital, was about $2.9 billion, compared with $2.7 billion in the third quarter of 2023. Adjusted funds flow was approximately $2.1 billion, compared with $3.4 billion in the prior period and free funds flow was $892 million, a decrease from $2.4 billion in the third quarter. Fourth-quarter financial results were impacted by lower refined product pricing in the U.S. and lower price realizations in the Oil Sands segment, driven by wider light-heavy crude oil differentials. The December 2023 average Chicago 3-2-1 crack was US$7.65 per barrel, the lowest monthly average since 2020.

Net earnings in the fourth quarter were $743 million, compared with $1.9 billion in the previous quarter. The decrease in net earnings was primarily due to lower operating margin, which includes a non-cash write-down of $89 million in refined product inventory and crude oil inventory as a result of lower market pricing anticipated in the first quarter of 2024. These factors were partially offset by lower income taxes, lower general and administrative expenses due to lower long-term incentive costs and an unrealized foreign exchange gain compared with an unrealized loss in the third quarter.

Long-term debt, including the current portion, was reduced to $7.1 billion at December 31, 2023 compared with $7.2 billion at September 30, 2023, and $8.7 billion at December 31, 2022, mainly as a result of the company’s purchase of US$1.0 billion of outstanding notes in the third quarter of 2023. Net debt was approximately $5.1 billion at December 31, 2023, a decrease from $6.0 billion at September 30, 2023, primarily due to a draw in non-cash working capital in the quarter as a result of decreasing commodity prices and a volumetric draw of product in inventory as well as free funds flow of $892 million offset by shareholder returns of $731 million. Cenovus continues to make progress towards its net debt target of $4.0 billion.

Capital investment of $1.2 billion in the fourth quarter was primarily directed towards sustaining production in the Oil Sands segment, tie-ins and infrastructure projects in the Conventional business and sustaining activities in the Downstream segments. In addition, the company continues to progress its growth and optimization projects, including the West White Rose project, the tie-back of Narrows Lake to Christina Lake and Sunrise and Foster Creek optimizations.

Full-year results

In 2023, Cenovus’s total upstream production averaged 778,700 BOE/d, compared with 786,200 BOE/d in 2022, which reflects the impact of wildfire activity in Alberta in the second quarter of 2023 as well as the timing of sustaining well pads in the Oil Sands segment. Oil Sands crude oil production was 593,400 bbls/d, including 186,300 bbls/d at Foster Creek and 237,400 bbls/d at Christina Lake. Full-year production from the Lloydminster thermal projects was 104,100 bbls/d compared with 99,900 bbls/d in 2022, reflecting a full year of production from the company’s Spruce Lake North facility. Production from Sunrise was 48,900 bbls/d compared with 31,300 bbls/d in 2022, with the increase largely driven by the acquisition of the remaining 50% working interest in Sunrise, which closed in August 2022. Conventional production was 119,900 BOE/d compared with 127,200 BOE/d in 2022, with the decrease mainly related to the wildfire activity in Alberta in 2023. Offshore total production was 63,400 BOE/d, compared with 70,300 BOE/d in the prior year, reflecting lower production from the Atlantic region primarily due to turnaround work in 2023 and the unplanned outage in China in the second quarter of 2023.

U.S. Refining crude oil throughput increased to 459,700 bbls/d in 2023 compared with 400,800 bbls/d in 2022, reflecting the acquisition of the remaining 50% working interest in the Toledo Refinery and the restart of the Superior Refinery in 2023. In addition, 2022 throughput was impacted by higher levels of planned and unplanned maintenance.

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Total revenues were about $52.2 billion in 2023 and total operating margin was $11.0 billion compared with revenues of $66.9 billion and total operating margin of $14.3 billion in 2022. Year-over-year decreases in both total revenues and total operating margin were largely related to lower commodity prices.

Cash from operating activities was $7.4 billion for 2023 compared with $11.4 billion in 2022. Adjusted funds flow was $8.8 billion and free funds flow was $4.5 billion. Total capital investment for 2023 was $4.3 billion, primarily concentrated on sustaining production at the company’s upstream assets, the construction of the West White Rose project and refining reliability initiatives. Full-year net earnings for 2023 were about $4.1 billion compared with $6.5 billion in 2022, primarily due to lower commodity prices.

Reserves

Cenovus’s proved and probable reserves are evaluated each year by independent qualified reserves evaluators. At the end of 2023, Cenovus’s total proved and total proved plus probable reserves were approximately 5.9 billion BOE and 8.7 billion BOE respectively, relatively unchanged compared to the prior year. Total proved and total proved plus probable bitumen reserves were approximately 5.4 billion barrels and approximately 7.9 billion barrels respectively, both relatively unchanged compared to the prior year. At year-end 2023, Cenovus had a proved reserves life index of approximately 21 years and a proved plus probable reserves life index of approximately 31 years.

More details about Cenovus’s reserves and other oil and gas information are available in the Advisory and the Management’s Discussion & Analysis (MD&A), Annual Information Form (AIF) and Annual Report on Form 40-F for the year ended December 31, 2023, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Cenovus year-end disclosure documents

Today, Cenovus is filing its audited Consolidated Financial Statements, MD&A and AIF with Canadian securities regulatory authorities. The company is also filing its Annual Report on Form 40-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission. Copies of these documents will be available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov and the company's website at cenovus.com under Investors. They can also be requested free of charge by emailing investor.relations@cenovus.com.
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Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.14 per common share, payable on March 28, 2024 to shareholders of record as of March 15, 2024. In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on April 1, 2024 to shareholders of record as of March 15, 2024 as follows:

Preferred shares dividend summary
Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	6.772	0.42094
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Cenovus’s shareholder returns framework has a target of returning 50% of excess free funds flow to shareholders for quarters where the ending net debt is between $9.0 billion and $4.0 billion. In the fourth quarter, the company returned $731 million to shareholders, composed of $111 million for the remaining payment of the common share warrants obligation, $350 million through its normal course issuer bid (NCIB) and $270 million through common and preferred share dividends. In 2023, the company returned $2.8 billion to shareholders through its NCIB, common and preferred share dividends and the purchase and cancellation of common share warrants.

2024 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets through 2024 and anticipated production or throughput impacts.

2024 planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
	Q1	Q2	Q3	Q4	Annualized impact
Upstream
Oil Sands	—	2-3	50 - 60	—	13 - 16
Atlantic	8-10	8-10	8-10	—	5-7
Conventional	—	3-5	4-6	—	2-4
Downstream
Canadian Refining	—	42 - 46	—	—	10-12
U.S Refining	20 - 24	12-16	30 - 34	56 - 60	30 - 35

Sustainability

In 2023, Cenovus made progress in several of its environmental, social and governance focus areas. The company announced a new milestone to reduce absolute methane emissions in its upstream operations by 80 percent by year-end 2028, from a 2019 baseline. In addition, Cenovus has reached its target of spending at least $1.2 billion with Indigenous businesses between 2019 and year-end 2025 and has achieved its aspiration to have at least 40% representation from designated groups among
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non-management members of the Board of Directors, including at least 30% women, by year-end 2025.

Cenovus continues to work with its peers in the Pathways Alliance to advance company-specific projects in order to achieve its overall emissions reduction target. Additional certainty about shared funding commitments from governments is required for Cenovus and the Pathways Alliance to move forward with the large-scale capital investments necessary to meet their emissions reduction goals.

Chief Sustainability Officer update

Cenovus Chief Sustainability Officer & Executive Vice-President, Stakeholder Engagement, Rhona DelFrari, will be taking a one-year sabbatical starting May 2, 2024. Jeff Lawson, Cenovus Senior Vice-President, Corporate Development, will take on Rhona’s responsibilities and join the executive team during her absence.

Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, February 15, 2024, starting at 9 a.m. MT (11 a.m. ET).
To join the conference call without operator assistance, please register here approximately 5 minutes in advance to receive an automated call-back when the session begins.

Alternatively, you can dial 888-664-6383 (toll-free in North America) or 416-764-8650 to reach a live operator who will join you into the call. A live audio webcast will also be available and will be archived for approximately 90 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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Product types

Product type by operating segment
	Three months ended December 31, 2023	Full year ended December 31, 2023
Oil Sands
Bitumen (Mbbls/d)	595.1	576.7
Heavy crude oil (Mbbls/d)	17.5	16.7
Conventional natural gas (MMcf/d)	12.3	11.9
Total Oil Sands segment production (MBOE/d)	614.6	595.4
Conventional
Light crude oil (Mbbls/d)	6.1	5.9
Natural gas liquids (Mbbls/d)	22.8	21.7
Conventional natural gas (MMcf/d)	569.6	554.1
Total Conventional segment production (MBOE/d)	123.8	119.9
Offshore
Light crude oil (Mbbls/d)	9.7	8.2
Natural gas liquids (Mbbls/d)	11.4	10.8
Conventional natural gas (MMcf/d)	294.4	266.6
Total Offshore segment production (MBOE/d)	70.2	63.4
Total upstream production (MBOE/d)	808.6	778.7

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “focus”, “progress”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: performance for the rest of 2024 and beyond; market pricing; capturing margin; achieving net debt of $4.0 billion; excess free funds flow under the shareholder returns framework; progressing growth and optimization projects; planned turnaround activities; dividend payments; advancing company-specific and Pathways Alliance emissions reductions projects; and Cenovus’s 2024 corporate guidance available on cenovus.com.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2024 Guidance available on cenovus.com.

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The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended December 31, 2023, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended December 31, 2023 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

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Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (1)			Downstream (1)			Total
($ millions)	Q4 2023	Q3 2023	Q4 2022	Q4 2023	Q3 2023	Q4 2022	Q4 2023	Q3 2023	Q4 2022
Revenues
Gross Sales	7,797	8,783	8,251	8,404	9,658	8,302	16,201	18,441	16,553
Less: Royalties	902	1,135	875	—	—	—	902	1,135	875
	6,895	7,648	7,376	8,404	9,658	8,302	15,299	17,306	15,678
Expenses
Purchased Product	663	900	1,079	7,888	7,947	6,993	8,551	8,847	8,072
Transportation and Blending	2,894	2,397	2,984	—	—	—	2,894	2,397	2,984
Operating	864	914	955	826	778	759	1,690	1,692	1,714
Realized (Gain) Loss on Risk Management	19	(10)	134	(6)	11	(8)	13	1	126
Operating Margin	2,455	3,447	2,224	(304)	922	558	2,151	4,369	2,782
(1) Found in the December 31, 2023, or the September 30, 2023, interim Consolidated Financial Statements.

	Upstream (1)		Downstream (1)			Total
($ millions)	2023	2022	2023	0	2022	2023	2022
Revenues
Gross Sales	31,082	41,142	32,626		38,010	63,708	79,152
Less: Royalties	3,270	4,868	—		—	3,270	4,868
	27,812	36,274	32,626		38,010	60,438	74,284
Expenses
Purchased Product	3,152	6,741	28,273		32,409	31,425	39,150
Transportation and Blending	11,088	12,301	—		—	11,088	12,301
Operating	3,690	3,789	3,201		3,050	6,891	6,839
Realized (Gain) Loss on Risk Management	12	1,619	—		112	12	1,731
Operating Margin	9,870	11,824	1,152		2,439	11,022	14,263
(1) Found in the December 31, 2023, Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended			Twelve Months Ended
($ millions)	Dec. 31, 2023	Sept. 30, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Cash From (Used in) Operating Activities (1)	2,946	2,738	2,970	7,388	11,403
(Add) Deduct:
Settlement of Decommissioning Liabilities	(65)	(68)	(49)	(222)	(150)
Net Change in Non-Cash Working Capital	949	(641)	673	(1,193)	575
Adjusted Funds Flow	2,062	3,447	2,346	8,803	10,978
Capital Investment	1,170	1,025	1,274	4,298	3,708
Free Funds Flow	892	2,422	1,072	4,505	7,270
Add (Deduct):
Base Dividends Paid on Common Shares	(261)	(264)	(201)
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Dividends Paid on Preferred Shares	(9)	—	—
Settlement of Decommissioning Liabilities	(65)	(68)	(49)
Principal Repayment of Leases	(72)	(70)	(74)
Acquisitions, Net of Cash Acquired	(14)	(32)	(7)
Proceeds From Divestitures	—	1	45
Excess Free Funds Flow	471	1,989	786
(1) Found in the December 31, 2023, or the September 30, 2023, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

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